September 8, 2014

VIA UPS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Matthew Crispino

Re:	LifeLock, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 19, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed July 31, 2014

File No. 001-35671

Dear Mr. Crispino:

Thank you for your review of the above-referenced Form 10-K and Form 10-Q of LifeLock, Inc., a Delaware corporation (“LifeLock”). This letter responds to comments on the Form 10-K and Form 10-Q provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2014 (the “Comment Letter”).

LifeLock’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Part III (incorporated by reference to the Definitive Proxy Statement filed March 28, 2014)

Annual Cash Incentive Bonuses

Fiscal 2013 Bonus Decisions, page 21

1.	Staff Comment: We note your statement on page 21 that each corporate performance measure has a threshold at which the cash incentive bonus pool begins to be funded, a target which would fund the cash incentive pool up to 100%, and a maximum which would fund the cash incentive bonus pool up to 200%. We further note that you disclose the target levels for your financial performance objectives for fiscal 2013 on page 20.

60 E. Rio Salado Parkway, Suite 400        Tempe, AZ 85281        1-800-LifeLock        LifeLock.com

United States Securities and Exchange Commission
Attention: Matthew Crispino September 8, 2014 Page 2

Please tell us what consideration you gave to also disclosing the threshold and maximum levels for each corporate performance measure.

LifeLock’s Response:

LifeLock carefully considered disclosing the threshold and maximum levels for each corporate performance measure when preparing the Compensation Discussion and Analysis section of its proxy statement. LifeLock believes that, as required by Item 402 of Regulation S-K, all material elements of LifeLock’s compensation of its named executive officers on a principled basis were disclosed. Furthermore, LifeLock does not believe that the threshold and maximum levels for each corporate performance measure are material to an investor’s understanding of the cash incentive bonus pool. However, in light of the Staff’s comment, LifeLock will disclose the threshold and maximum levels for each corporate performance measure in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Legal Proceedings, page 31

2.	Staff Comment: We note the cross-reference here to note 10 of your financial statements for the quarterly period ended June 30, 2014. If you continue to cross-reference to information required by Item 103 of Regulation S-K, please confirm that in future filings you will provide all information required by Item 103 in the cross-referenced section. In this regard, we note that you have not provided the name of the court in which your proceeding with Ms. Richardson is pending. Additionally, please confirm that you will provide information concerning proceedings with or known to be contemplated by governmental authorities.

LifeLock’s Response:

Upon a review of LifeLock’s practice of cross-referencing the information required by Item 103 of Regulation S-K to its financial statements, LifeLock has decided to discontinue such cross-referencing in future filings. LifeLock hereby confirms that it will include in future filings the name of the court in which the proceeding with Ms. Richardson is pending. Additionally, LifeLock hereby confirms that its previous filings did, and its future filings will, provide (to the extent applicable) information concerning proceedings with or known to be contemplated by governmental authorities.

* * * * *

60 E. Rio Salado Parkway, Suite 400        Tempe, AZ 85281        1-800-LifeLock        LifeLock.com

United States Securities and Exchange Commission
Attention: Matthew Crispino September 8, 2014 Page 3

LifeLock acknowledges that:

•	LifeLock is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	LifeLock may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to contact me at (480) 682-5100.

Sincerely,

/s/ Todd Davis
Todd Davis
Chairman and Chief Executive Officer

cc:	Clarissa Cerda, Esq.

Executive Vice President, Chief

Legal Officer, and Secretary

Brian H. Blaney, Esq.

Greenberg Traurig, LLP

60 E. Rio Salado Parkway, Suite 400        Tempe, AZ 85281        1-800-LifeLock        LifeLock.com